UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Waters Instruments, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

941850109

(CUSIP Number)

June 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Duane Schiefelbein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,061

	6.	Shared Voting Power 260,868

	7.	Sole Dispositive Power 24,061

	8.	Shared Dispositive Power 260,868

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,929

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Water Instruments, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 13705 – 26th Avenue North, Suite 102, Minneapolis, MN 55441

Item 2.
	(a)	Name of Person Filing Duane Schiefelbein
	(b)	Address of Principal Business Office or, if none, Residence 8555 So. Robert Trail, Inver Grove Heights, MN 55077
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 941850109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 284,929
	(b)	Percent of class: 13%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 24,061
		(ii)	Shared power to vote or to direct the vote 260,868
		(iii)	Sole power to dispose or to direct the disposition of 24,061
		(iv)	Shared power to dispose or to direct the disposition of 260,868

Of the shares listed above as beneficially owned, 24,061 shares are indirectly owned by Mr. Schiefelbein as personal representative of the Estate of Charles Schiefelbein, and 260,868 shares are indirectly owned as trustee of the Peace Shalom Foundation.  Mr. Schiefelbein disclaims beneficiary ownership of any of these shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

  (a)  Not applicable
  (b)  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2004
Date
/s/ Duane Schiefelbein
Signature
Duane Schiefelbein
Name/Title